SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of July 2003
                                                      ----

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F _4_           Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                        Yes ___                 No ____


Enclosures:

     1. Press release dated: July 10, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Hellenic Telecommunications Organization S.A.

                                By: /s/ Iordanis Aivazis
                                   ------------------------------------------
Date: 10 July 2003              Name:  Iordanis Aivazis
                                Title: Chief Financial Officer

  OTE Announces Adjustment on Tariff Packages Following Court Ruling

    ATHENS, Greece--(BUSINESS WIRE)--July 10, 2003--Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, yesterday announced adjustments to certain recently introduced packages, following a decision by the Greek Administrative Court of Appeals.
    OTE's tariff reduction packages on domestic long-distance calls on Sundays and International calls, introduced as "OTEoptions" and "OTEbusiness", have been adopted by more than 2,000,000 business and residential customers in the last two months.
    Following today's ruling, the international long-distance packages will be tied only to the volume of international calls made by customers, and no longer to their total bills. Reductions gained since the inception of the plan will not be reversed.
    The telecommunications regulator has also obtained a suspension of OTE's discounts on all domestic long- distance calls made on Sundays. OTE invites the regulator to conduct the necessary controls as soon as possible in order to re-introduce a policy, which is clearly in the best interest of consumers.
    OTE intends to continue offering the Greek consumer a full range of competitive products and services benefiting from state-of-the-art infrastructure and top network quality.

    About OTE

    OTE is a provider of public, fixed switched domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.
Email: IRoffice@ote.gr

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2002 filed with the SEC on June 30, 2003.

    CONTACT: OTE: Dimitris Tzelepis - Investor Relations Officer
             Tel: +30 10 611 1574
             email: dtzelepis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 10 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com